BLACK MOUNTAIN CAPITAL

November 29, 2006

To:     All Applicable Commissions and Exchanges

Dear Sirs,

Re:     Confirmation of Mailing
Black Mountain Capital Corporation (“the Company”)

We confirm that the following material was sent by pre-paid mail on November 29, 2006 to the registered and non-registered shareholders of the Company whose name appears on the Request for Annual and Interim Statements list established pursuant to National Instrument 54-102 and the Company will furnish upon request a copy of the following material:

1.    Third Quarter Report Ending September 30, 2006;

In compliance with regulations made under the Securities Act, we are providing this material to you.

Yours truly,
BLACK MOUNTAIN CAPITAL CORPORATION

/s/ Irene Fam

Irene Fam
Executive Assistant